Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 22 June 2007

Raiffeisenbank (Bulgaria) EAD receives loan over 325 million euros

Largest syndicated loan to a Bulgarian bank so far
Maturity of two years, very competitive pricing at only 20 basis points over Euribor
Strong sign of confidence in Raiffeisenbank Bulgaria and the Bulgarian banking market

Raiffeisenbank (Bulgaria) EAD, a subsidiary of Raiffeisen International Bank-Holding AG, has signed a 325 million euros Term Loan Facility today.

The initial mandated lead arrangers were BayernLB, BNP Paribas, Erste Bank der oesterreichischen Sparkassen AG and Mizuho Corporate Bank, who also acted as Bookrunners. BayernLB acted as Facility Agent.

COMMERZBANK Aktiengesellschaft, Deutsche Bank AG, Landesbank Baden-Wuerttemberg Group (Landesbank Baden-Wuerttemberg, London Branch and LRP Landesbank Rheinland-Pfalz) and WGZ Bank AG Westdeutsche Genossenschafts-Zentralbank joined the Facility as Mandated Lead Arrangers.

The Facility, which will have a maturity of two years, will be utilised for general funding purposes and has a margin of 20 bps over Euribor.

The syndication closed heavily oversubscribed from an initial launch amount of 200 million euros with the support of ten banks in general syndication. Based on the tremendous response received from the market, Raiffeisenbank (Bulgaria) EAD decided to increase the facility amount 325 million euros.

"The successful conclusion of this landmark transaction for the Bulgarian market once again testifies to the confidence of the international financial community in Raiffeisenbank and Bulgaria's banking sector. It marks by far the largest loan syndication for a Bulgarian bank in history", said Momtchil Andreev, CEO and chairman of the executive board of Raiffeisenbank (Bulgaria) EAD.

The syndicate is composed of a mix of international banks as shown below:

Initial Mandated Lead Arrangers and Underwriters

BayernLB
Erste Bank
BNP PARIBAS
Mizuho Corporate Bank, Ltd

Mandated Lead Arrangers

COMMERZBANK Aktiengesellschaft
Landesbank Baden-Wuerttemberg, London Branch
WGZ Bank AG Westdeutsche Genossenschafts-Zentralbank
Deutsche Bank AG
LRP Landesbank Rheinland-Pfalz Member of LBBW Group

Lead Arrangers

Intesa Sanpaolo S.p.A.
Norddeutsche Landesbank Girozentale Hannover
Kommunalkredit Austria AG

Lead Managers

American Express Bank GmbH
The Bank of Tokyo-Mitsubishi UFJ, Ltd
Anglo Irish Bank Corporation plc
Zürcher Kantonalbank

Managers

ABN AMRO Bank N.V.
Banca Popolare di Milano

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Raiffeisenbank (Bulgaria) EAD, a subsidiary of Raiffeisen International Bank-Holding AG, is Bulgaria's fourth largest bank in terms of total assets. As of 31 December 2006, its balance-sheet total amounted to 2.4 billion euros. It started business in 1994 as the first wholly-owned subsidiary of a foreign bank. Raiffeisenbank (Bulgaria) EAD is among the most profitable and efficient financial institutions in the country.

Raiffeisen International operates the largest banking network in CEE. 18 markets are covered by subsidiary banks, finance leasing companies and two representative offices. Approximately 12.5 million customers are attended to through more than 2,900 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB),

which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

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